UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q [  ] Form 10-D [  ] Form N-CEN [  ] Form N-CSR

For Period Ended: March 31, 2020

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

PROFESSIONAL DIVERSITY NETWORK, INC.

Full name of Registrant

N/A

Former name if Applicable

801 W. Adams Street, Sixth Floor

Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60607

City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Professional Diversity Network, Inc. (the “Company”) will not be able to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (the “10-Q”) on time because the Company was delayed in filing its Form 10-K for the fiscal year ended on December 31, 2019 due to the impact of the COVID -19 pandemic and management has not been able to devote full attention and sufficient time to the preparation of the 10-Q. As a result, the Company and its professional advisors will not be able to complete the preparation of the 10-Q within the deadline of May 15, 2020. The Company is working diligently with its advisors and anticipates that it will file the 10-Q as soon as reasonably possible and within the 5-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

Certain of the statements contained in this report should be considered forward-looking statements within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “if current trends continue,” “optimistic,” “forecast” and other similar words. Such statements include, but are not limited to, statements about the Company’s plans, objectives, expectations, intentions, estimates and strategies for the future, and other statements that are not historical facts. These forward-looking statements are based on the Company’s current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward looking statements. There may be other factors of which the Company is not currently aware that may affect matters discussed in the forward-looking statements and may also cause actual results to differ materially from those discussed. In particular, the consequences of the coronavirus outbreak to economic conditions and the industry in general and the financial position and operating results of our company in particular have been material, are changing rapidly, and cannot be predicted. The Company does not assume any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements other than as required by law. Any forward looking statements speak only as of the date hereof or as of the dates indicated in the statement.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Xin (Adam) He	312	778-6310
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [  ] Yes [X] No

The Company previously filed a current report on Form 8-K on April 1, 2020 (the “Extension 8-K”) disclosing its inability to timely file the Form 10-K for the fiscal year ended on December 31, 2019 (the “2019 10-K”) by the original deadline of March 30, 2020 due to circumstances related to COVID-19 and seeking to rely on the SEC order dated March 4, 2020 (Release No. 34-88318) (the “SEC Order”) to extend the due date for the filing of its 2019 10-K until May 14, 2020 (45 days after the original due date). However, due to personnel change and other technical issues, the Extension 8-K was filed two days after the March 30, 2020 deadline for automatic extension under the SEC Order, and thus was not effective to obtain the automatic extension. The Company filed the 2019 10-K on May 4, 2020.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [  ] Yes [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

Professional Diversity Network, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 2020	By:	/s/ Xin (Adam) He
Xin (Adam) He, Interim Chief Executive Officer and Chief Financial Officer

3